UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

“This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).”

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JULY 25, 2012

DATE, TIME, AND PLACE:

July 25, 2012, at 09:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Roberto Mendonça de Barros, José de Paiva Ferreira and Mrs. Viviane Senna Lalli and, through teleconference, Messrs. José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo – Directors. Mr. José de Menezes Berenguer Neto - Director was absent due to justified reasons. The Senior Vice-President Executive Officer Mr. Conrado Engel and Vice-President Executive Officer Carlos Alberto López Galán were also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Ana Maria Imbiriba Corrêa, Company’s Executive Superintendent, to act as the Secretary.

AGENDA:

(a) Acknowledge of the activities conducted by the Audit Committee of the economic-financial conglomerate Santander in Brazil, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company, and the Report of the Audit Committee for the Company´s Financial Statements, all referred to the fiscal year ended on June 30, 2012; (b)  approved (i) the Company’s Financial Statements related to the fiscal year ended on June 30, 2012, together with the Report of the Administration, the balance sheet, other parts of Financial Statements, independent auditor´s opinion, and the Report of the Audit Committee; and (ii) the Tax Credit Realization Technical Study, for the purposes of the article 2, item 1 of the Circular # 3171, of December 30, 2002, of the Central Bank of Brazil; and (c) Acknowledge of resignation of Company’s officer without specific designation.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(a)        Acknowledged, pursuant to Article 29, § 3, section IX of the Company´s Bylaws, the activities developed by the Audit Committee of the economic and financial conglomerate Santander in Brazil and its interactions with the internal areas and the internal auditors and independent of the Company, and the Report of the Audit Committee for the Financial Statements, all for the fiscal year ended June 30, 2012;

(b)       Approve, pursuant to article 17, item VII and X, of the Company’s Bylaws: (i) the Company’s Financial Statements regarding the fiscal year ended in June 30 2012, followed by the Management’s Report, the balance sheet, the statements of profit and loss, the cash flow, the change in stockholder’s equity and the value added and notes, everything as proposed by the Board of Executive Officers, according to the meeting held on July 24, 2012, at 10:00 a.m. The Company´s Financial Statements and the measures repaired in accordance with the Corporation Act, the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, which were subject to clean opinion of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes and of the Audit Committee, according of independent auditor’s opinion and Report of the Audit Committee presented to directors. Furthermore, it was also approved the Intermediate Condensed Consolidated Financial Statements prepared in according to the IAS 34 – Intermediate Financial Statements from of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the interpretations of International Financial Reporting Interpretations Committee (“IFRIC”), regarding to the fiscal year ended on June 30, 2012; and (ii) the Tax Credit Realization Technical Study, for the purposes of item I, Art. 2, Circular # 3171, of December 30, 2002, of the Central Bank of Brazil, everything as proposed nd approved by the Board of Executive Officers, according to the meeting held on July 24, 2012, at 10:00 a.m. The Directors authorized the Board of Executive Officers to (i) take any necessary measure as to release the Company´s Financial Statements approved herein, followed by the measures repaired, including the Independent Audit´s opinion e the resume of the Report of the Audit Committee, on the journals “Diário Oficial do Estado de São Paulo” and “Valor Econômico”, and upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC;

It is registered that Messrs. Rene Luis Grande and  Sergio Darcy da Silva Alves, all members of the Audit Committee of the economic and financial conglomerate Santander in Brazil, and Mr. Gilberto Bizerra de Souza, partner at Deloitte Touche Tohmatsu to render clarifications related to items (a) and (b) of the Agenda;

 (c)        Finally, acknowledge pursuant to the article 17, item III, of the Company’s Bylaws, the  resignation,  presented on June 1st, 2012, of Mr. Paulo de Tarso Marques,  a Brazilian citizen, married, bank clerk, bearer of RG # 08460930-4 IFP/RJ, registered with the CPF/MF  under # 121.995.998-76 as Company’s Officer without specific designation for which he was elected at the Meeting of the Board of Directors held on February 29, 2012.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, July 25, 2012. Mr. Celso Clemente Giacometti– Chairman of the Company´s Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Paiva Ferreira, José Roberto Mendonça de Barros and  Viviane Senna Lalli - Directors. Mrs. Ana Maria Imbiriba Corrêa – Secretary.

I certifiy that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Ana Maria Imbiriba Corrêa

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 14, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer